UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits:

Exhibit 99.1: Deutsche Bank AG’s Press Release, dated January 28, 2016, announcing its preliminary results for the quarter and year ended December 31, 2015.

Exhibit 99.2: Presentation of John Cryan, Co-Chief Executive Officer, and Marcus Schenck, Chief Financial Officer, given at Deutsche Bank AG’s Analyst Conference Call on January 28, 2016.

Exhibit 99.3: Presentation of John Cryan and Juergen Fitschen, Co-Chief Executive Officers, given at Deutsche Bank AG’s Press Conference on January 28, 2016.

Exhibit 99.4: 4Q2015 Financial Data Supplement, providing details of the preliminary results.

This Report on Form 6-K and Exhibits 99.1 and 99.4 and pages 26, 32 and 39 of Exhibit 99.2 are hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG. Exhibit 99.3 and the other pages of Exhibit 99.2 are not so incorporated by reference.

The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2015.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders, IBIT adjusted	Income (loss) before income taxes
Adjusted cost base, Adjusted costs	Noninterest expenses
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Post-tax return on average active equity	Post-tax return on average shareholders’ equity
Tangible book value, Tangible shareholders’ equity	Total shareholders’ equity (book value)
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity

For descriptions of certain of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages 26 and 32 of Exhibit 99.2 hereto and pages 13 through 17 of Exhibit 99.4 hereto.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in the exhibits reflect these transitional rules.

We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. Additionally, as part of our balance sheet management, we use a CRR/CRD 4 fully loaded leverage ratio, which is described on page 13 of Exhibit 99.4 hereto. Our Strategy 2020 capital targets are on a fully loaded basis.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

For descriptions of non-GAAP financial measures with respect to earlier period data, please refer to pages 4 and 5 of our 2014 Annual Report on Form 20-F, which also describe where in the 2014 Annual Report on Form 20-F such non-GAAP financial measures are reconciled to the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules, as applicable).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS (or the CRR/CRD 4 rules) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS (or CRR/CRD 4) financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS (or CRR/CRD 4) financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS (or CRR/CRD 4) financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: January 28, 2016

By: :	/s/ Peter Burrill
Name:	Peter Burrill
Title:	Managing Director

By:	/s/ Mathias Otto
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel

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